Exhibit 99.2

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date 0000348480_1 R1.0.1.17 UNIT 1614, NORTH TOWER CONCORDIA PLAZA NO 1 SCIENCE MUSEUM ROAD TSIM SHA TSUIEAST, KOWLOON HONG KONG VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The Board of Directors recommends you vote FOR the following: 1. Election of Directors Nominees For Against Abstain 1A Christina Leung 1B Vicki Lau 1C Rosana Lee 1D Dominic Li 1E Hok Fung Wai The Board of Directors recommends you vote FOR proposals 2 and 3. For Against Abstain 2 To approve and adopt the financial statements of the Company for the year ended December 31, 2016. 3 To ratify and approve the appointment of Centurion ZD CPA Limited as auditor of the Company for the fiscal year ending December 31, 2017, and to authorize the board of directors of the Company to fix the remuneration of the auditor. NOTE: To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

0000348480_2 R1.0.1.17 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com SGOCO GROUP, LTD. (Incorporated in the Cayman Islands with limited liability) NOTICE OF ANNUAL GENERAL MEETING to Be Held on December 20, 2017 I/We of ______________, being the registered holder of ____________ ordinary share(s), par value US$0.004 per share (“Ordinary Shares”), of SGOCO Group, Ltd. (the “Company”), hereby appoint the Chairman of the Annual General Meeting or_________________ of____________________as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Unit 1614, North Tower,Concordia Plaza No.1 Science Museum Road, Tsim Sha Tsuieast, Kowloon,, Hong Kong on December 20, 2017 at 10:00 a.m., and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Continued and to be signed on reverse side